Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended
(dollars in thousands)	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002	Dec. 27, 2003	Dec. 31, 2004

Earnings
Net income (loss)	$ (90,486)	$ (87,302)	$ (51,752)	$ (52,284)	$ 20,238
Loss (income) from joint ventures	(817)	(767)	(1,565)	481	1,161
Fixed charges	138,215	116,599	93,146	121,240	120,522
Amortization of capitalized interest	6,436	6,637	6,579	6,596	6,691
Distributions from joint ventures	1,528	1,631	2,122	1,147	559
Capitalized interest	(2,282)	(198)	(148)	(2,261)	(2,115)
Earnings before fixed charges	$ 52,594	$ 36,600	$ 48,382	$ 74,919	$ 147,056

Fixed charges
Net interest expense	$ 135,085	$ 115,549	$ 92,150	$ 118,196	$ 117,627
Capitalized Interest	2,282	198	148	2,261	2,115
Interest implicit in rentals	848	852	848	783	780
Total fixed charges	$ 138,215	$ 116,599	$ 93,146	$ 121,240	$ 120,522

Ratio of earnings to fixed charges	—	—	—	—	1.2	x
Deficiency of earnings to cover fixed charges	$ 85,621	$ 79,999	$ 44,764	$ 46,321	$ —